Exhibit 99.1

HomesToLife Delivers 97% Jump in FY2025 Net Profit to US$16.6 Million

Export expansion and improved margins underpin sustained performance

SINGAPORE, Mar. 23, 2026 – HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”), a Singapore-based home furniture company with sales across Asia-Pacific, Europe and North America, today announced its audited financial results for the fiscal year ended December 31, 2025 (“FY2025”).

“We are pleased to deliver strong operational and financial results for the full year, underpinned by our diversified export model and disciplined capital management,” said Ms. Phua Mei Ming, Chief Executive Officer of HomesToLife. “As we move forward, we will continue to execute our expansion strategy, deepen our presence in key markets, and ensure that HomesToLife remains well positioned to capture new growth opportunities.”

Key Financial Highlights

	FY2024	FY2025	Chg	4Q2024	4Q2025	Chg
	US$’000	US$’000	(%)	US$’000	US$’000	(%)
Net revenue	335,061	377,876	13%	96,097	102,799	7%
Export	312,043	349,599	12%	88,491	94,690	7%
Retail	4,564	9,116	100%	1,620	3,429	112%
Leather	18,454	19,161	4%	5,986	4,680	(22)%
By geographical	335,061	377,876	13%	96,097	102,799	7%
Asia Pacific	95,848	101,606	6%	25,510	26,469	4%
Europe	196,592	225,547	15%	58,730	59,605	1%
North America	42,621	50,723	19%	11,857	16,725	41%
Gross profit	83,028	105,305	27%	22,147	29,171	32%
Gross margin (%)	24.8%	27.9%	3.1 pp	23.0%	28.4%	5.4 pp
Operating expenses	73,516	85,934	17%	20,940	23,776	14%
Selling expenses	54,727	66,332	21%	15,076	18,958	26%
General and Administrative	17,349	18,337	6%	4,910	4,525	(8)%
Listing expenses	1,440	1,265	(12)%	953	293	(69)%
Income from operations	9,512	19,371	104%	1,207	5,395	347%
Net income	8,421	16,554	97%	742	3,396	358%

Earnings per share (Basic and diluted)	0.094	0.185	97%	0.008	0.038	358%

Financial results for FY2025, the fiscal year ended December 31, 2024 (“FY2024”), the fourth quarter of 2025 (“4Q2025”) and the fourth quarter of 2024 (“4Q2024”), unless otherwise stated, reflect the inclusion of HTL Marketing Pte. Ltd.(“HTL Marketing”) because of the acquisition of 100% of equity interests in HTL Marketing completed on May 19, 2025.

FY2025 Performance

The Company reported a 13% year-on-year (“YoY”) increase in net revenue to $377.9 million in FY2025, driven by a 12% YoY rise in export revenue to $349.6 million. This growth was supported by stronger export sales across Europe (+15%) and North America (+19%). Revenue from retail doubled to $9.1 million, reflecting contributions from an expanded retail footprint in Korea. In line with revenue, gross profit rose 27% to $105.3 million while gross margin improved by 3.1 percentage points to 27.9% for FY2025.

For FY2025, total operating expenses rose 17% YoY to $86.0 million, driven by a $11.6 million increase in selling expenses. This increase reflected higher sales volumes alongside elevated freight costs, which rose 52% in FY2025.

General and administrative expenses rose 6% to $18.3 million in FY2025, mainly due to higher staff costs and expenses related to the business expansion.

The Company reported foreign exchange gains of $3.5 million in FY2025, compared to gains of $2.2 million in FY2024, primarily due to favorable movements in Euro (EUR) and Pound Sterling (GBP) offset by the depreciation of Chinese Renminbi (CNH) against the U.S. dollar (USD) during the period.

Net income for FY2025 rose 97% to $16.6 million, compared to a net income of $8.4 million in FY2024, translating to earnings per share of $0.185 per share. Return on average common shareholders’ equity (ROE) stood at 86%.

4Q2025 Performance

The Company reported revenue of $102.8 million in FY2025, with the increase of 7% YoY, underpinned by stronger export sales across North America (+41%), and contributions following an expansion of retail outlets in Korea.

Gross profit increased by 32% to $29.2 million, with gross margin expanding by 5.4 percentage points to 28.4%, driven by higher export volumes and operational efficiency. During the quarter, the Company also recorded lower listing expenses following IPO-related costs incurred in the prior year. Accordingly, net income rose 358% to $3.4 million, translating to an earnings per share of $0.038 per share.

Financial Position

In FY2025, cash flow generated from operating activities increased significantly from $0.4 million in FY2024 to $13.5 million in FY2025, in line with expanded business operations, higher profitability and improved working capital management.

As of December 31, 2025, the Company remained in a healthy financial position, with $27.3 million in cash and bank balances. Total borrowings stood at $10.4 million, comprising of short-term trade financing to support higher working capital requirements from export growth.

Outlook

The Company estimates its FY2026 revenue to range between $400 million to $420 million, reflecting continued growth driven by a robust export market, barring any unforeseen circumstances. The Company plans to continue to monitor evolving geopolitical developments, including ongoing conflicts that may impact global trade flows and supply chains.

HomesToLife expects that it will continue to be supported by its robust balance sheet and will practice disciplined capital deployment to ensure that it is well positioned to capture new opportunities for future growth.

The Company also plans to monitor geopolitical developments in the Middle East. While there has been no material impact on the Company’s 2025 financial performance, the Company expects to remain attentive to potential secondary effects, including volatility in global energy prices, supply chain disruptions, and fluctuations in raw material costs and currency markets. The Company’s guidance for 2026 reflects current market conditions, and the Company plans to provide updates as appropriate should conditions evolve.

About HomesToLife Ltd (Nasdaq: HTLM)

HomesToLife Ltd is a global furniture company with three core divisions: : (i) export division for supplying furniture to retail partners worldwide, (ii) leather trading division, and (iii) consumer retail division with direct operations in Singapore and Korea.

Leveraging more than 50 years of heritage built by its founders, the Company combines retail, distribution, and sourcing, supported by a diversified manufacturing network across China, Vietnam, and India.

In May 2025, the Company strengthened its design, product development and merchandising function through the acquisition of HTL Marketing.

The Company is fast expanding across Europe, Asia-Pacific, and North America, leveraging long-standing supplier partnerships and a global presence to deliver scale, efficiency, and resilience.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect financial condition, results of operations, business strategy and financial needs of the Company and its subsidiaries. Forward-looking statements can be identified by the words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Edelman Smithfield

Jass Lim/Enya Rodrigues

HomesToLife@edelmansmithfield.com

HOMESTOLIFE LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of December 31,
	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	$24,860,621	$27,276,091
Accounts receivable, net (including receivable from related parties of $928,951 and $5,763,509 as of December 31, 2024 and 2025, respectively)	66,928,602	76,010,709
Inventories, net	8,032,089	9,599,490
Amounts due from related parties	2,807,854	7,026,092
Deposit, prepayments and other receivables	5,145,372	5,853,470
Total current assets	107,774,538	125,765,852

Non-current assets:
Property, plant and equipment, net	3,734,157	4,354,206
Right-of-use assets, net	6,632,749	7,363,312
Other non-current assets	-	1,000,000
Deferred tax asset, net	636,581	673,416
Total non-current assets	11,003,487	13,390,934
TOTAL ASSETS	$118,778,025	$139,156,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,701,283	$4,475,242
Accounts payable, related parties	72,724,799	74,890,989

Customer deposits	853,626	1,195,989
Accrued liabilities and other payables	4,428,806	6,065,126
Short-term borrowings	15,255,874	10,389,094
Amounts due to related parties	292,753	-
Lease liabilities, current	2,100,281	1,924,657
Warranty liabilities	2,095,842	2,188,814
Derivatives financial instruments	-	74,765
Income tax payable	2,467,506	4,156,085
Total current liabilities	102,920,770	105,360,761

Long-term liabilities:
Provision for reinstatement cost	262,479	382,112
Lease liabilities	4,883,321	5,572,603
Total long-term liabilities	5,145,800	5,954,715

TOTAL LIABILITIES	108,066,570	111,315,476

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary share, $0.0001 par value, 500,000,000 shares authorized,89,687,500 and 89,687,500 shares issued and outstanding as of December 31, 2024 and 2025, respectively*	8,969	8,969
Additional paid-in capital	37,179,424	37,179,424
Accumulated other comprehensive loss	(12,686,896)	(12,111,193)
(Accumulated losses) retained earnings	(13,790,042)	2,764,110
Total shareholders’ equity	10,711,455	27,841,310

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,778,025	$139,156,786

*	The shares amounts are presented on a retroactive basis, giving the effect from the completion of common control acquisition.

HOMESTOLIFE LTD AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Years ended December 31,
	2023	2024	2025

Revenues, net
From third parties	$316,003,465	$315,867,933	$356,187,074
From related parties	9,981,004	19,192,918	21,689,049
	325,984,469	335,060,851	377,876,123
Cost of goods sold	(239,738,076)	(252,032,836)	(272,571,322)

Gross profit	86,246,393	83,028,015	105,304,801

Operating expenses:
Sales and distribution expenses	(51,622,790)	(54,727,281)	(66,331,518)
General and administrative expenses	(17,400,101)	(17,348,952)	(18,336,882)
Listing expenses	-	(1,440,130)	(1,265,042)
Total operating expenses	(69,022,891)	(73,516,363)	(85,933,442)

Income from operations	17,223,502	9,511,652	19,371,359

Total other (expense) income, net	(5,042,120)	1,324,861	1,382,613

Income before income taxes	12,181,382	10,836,513	20,753,972

Income tax expense	(1,864,201)	(2,415,742)	(4,199,820)

NET INCOME	$10,317,181	$8,420,771	$16,554,152

Page 5 of 5